Cascadia Capital, LLC

Financial Statements and
Report of Independent Registered Public Accounting Firm
December 31, 2025

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SEC FILE NUMBER
8-52064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cascadia Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 5th Ave, Suite 1500
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lisa Rhee	206-436-2562	lrhee@cascadiacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohen & Company
(Name – if individual, state last, first, and middle name)

1350 Euclid Ave, Suite 800	Cleveland	OH	44115
(Address)	(City)	(State)	(Zip Code)

12/17/03	925
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Rhee_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cascadia Capital LLC_____, as of _____December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Lisa Rhee_____

Title: _____
VP of Finance

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cascadia Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Cohen & Company Ltd.

Cleveland, Ohio
February 27, 2026

COHEN & COMPANY, LTD.
Registered with the Public Company Accounting Oversight Board

800.229.1099 I 866.818.4538 FAX I cohenco.com

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$21,937,235
Accounts receivable, net of allowance for credit losses of $12,750	310,891
Prepaid and other current assets	1,518,061
Operating lease right-of-use assets	1,473,639
Investments	28,500
Total assets	$25,268,326

LIABILITIES

Accounts payable	$96,604
Lease liabilities	1,581,351
Accrued liabilities	10,425,797
Long-term debt - Parent	3,780,621
Total liabilities	15,884,373

See Note 10 - Contingencies

MEMBER'S EQUITY	9,383,953
Total liabilities and member's equity	$25,268,326

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000, and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing primarily on companies in the following sectors: business services, consumer, retail & e-commerce, energy transition and climate tech, food, beverage and agribusiness, healthcare, industrials and software. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company's revenues consist primarily of success fees and consulting and other income from professional services. Reimbursements received from clients for out-of-pocket expenses are included in revenues, and the related reimbursable expenses are included in direct costs of services.

The Company recognizes revenue from contracts with customers upon satisfaction of performance obligations by transferring the promised services to the customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Substantially all revenue is recognized at a point in time. However, revenue from performance obligations satisfied over time is recognized based on progress that reflects the transfer of services to the customer.

Success fees are specified in agreements and are typically a percentage of the transaction amount but may also be a set agreed-upon fee. Such fees are typically recognized at the close of a transaction but may be recognized at an earlier point if it is determined that the performance obligation has been satisfied and it is probable that a reversal of revenue will not occur.

Consulting fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. Consulting fees are typically recognized over time as services are provided, using an appropriate measure of progress consistent with when the client receives benefits.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

For leases with a term greater than one year, the Company recognizes a right-of-use asset and a lease liability initially measured at the present value of the future lease payments utilizing the discount rate implicit in the lease or if not readily determinable, the Company's incremental borrowing rate. The Company recognizes a single lease expense, allocated over the lease term on a straight-line basis and classifies operating lease cash payments within operating activities and finance lease cash payments within financing activities in the statement of cash flows.

All of the Company's existing lease arrangements are classified as operating leases. The Company elected to account for short-term leases by recognizing lease payments in profit or loss on a straight-line basis.

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member and are not included in the accompanying financial statements.

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. The Company's policy is to collect success fees at the time of a transaction's closing, which represents the majority of the Company's revenue, and credit is typically extended only for engagement fees billed over an agreed-upon period of time. Credit is extended based on an evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due in accordance with the terms of the signed engagement agreement and are stated at amounts due from clients, net of an allowance for credit losses. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company has adopted Accounting Standards Update 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. In applying Topic 326, the Company elected the practical expedient that permits the assumption that current conditions as of the balance sheet date will not change for the remaining life of current accounts receivable and contract assets. The Company evaluates expected credit losses for accounts receivable on an individual, receivable-specific basis, as receivables primarily arise from success-based transaction fees and time-based consulting fee arrangements, and each client and engagement has unique risk characteristics. In estimating the allowance for credit losses, management considers qualitative, receivable-specific information available as of the balance sheet date, including the status of the underlying engagement, the financial condition of the client, and known disputes or collection issues. As of December 31, 2025, the allowance for credit losses recorded against accounts receivable was $12,750. Accounts receivable are written off when collection is deemed unlikely. Subsequent recoveries of amounts previously written off are recorded as reductions of bad debt expense. The Company may, at its discretion, assess finance charges on past-due receivables.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

Accounts maintained at the Company's banks are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in US dollars, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency transactions gains and losses, if any, is not significant.

Use of Estimates

In preparing the Company's financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used, and such differences may be material.

Investments

The Company's investments are recorded at fair value in accordance with Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement and Disclosures, which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the investments, not on assumptions specific to the entity.

Cash and Cash Equivalents

The Company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents.

NOTES TO THE FINANCIAL STATEMENTS

2. RECEIVABLES AND CONTRACT BALANCES

The Company had the following activity related to contract assets and liabilities during the year:

| | Contract Balances | |
	Receivables	Deferred Revenue
January 1, 2025	$ 290,438	$ 175,000
December 31, 2025	323,640	179,167
Increase	$ 33,202	$ 4,167

On a limited number of engagements, there may be variable constrained consideration due in future periods. Typically, the timeframe is one to three years but depends on the criteria and agreement between the parties involved.

Activity in the allowance for credit losses for the year ended December 31, 2025, was as follows:

Beginning Balance	$ 319,261
Plus: Bad debt expense	51,741
Less: Charge offs	(358,252)
Ending Balance	$ 12,750

3. ACCRUED LIABILITIES

As of December 31, 2025, the Company's accrued liabilities consist of the following:

Accrued bonus	$ 8,946,911
Accrued payroll taxes	673,906
Other accrued expenses	625,813
Deferred income	179,167
Total	$ 10,425,797

NOTES TO THE FINANCIAL STATEMENTS

4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent and records such expenses monthly or as applicable. Interest earned on the operating bank accounts of both the Parent and the Company are deposited to the Parent's account. During 2025, the amounts charged to the Company from the Parent totaled $412,563 with interest and other recoveries of $495,682 for net charges to the Parent of $83,119. As of December 31, 2025, the balance due to the Company from the Parent was $29,182, and is classified within prepaid and other current assets on the balance sheet.

The Company through its Parent, as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2025, no matching contributions to the Plan were made by the Company.

The Parent is named as lessee on office leases for the Company's locations in Austin, Texas; Minneapolis, Minnesota; and Seattle, Washington. All expenses relating to these leases are recorded by the Company. During 2025, the Company paid lease payments for these leases totaling $537,896.

During the year ended December 31, 2025, the Company issued an unsecured promissory note to an employee in the original principal amount of $250,000. The note bears interest at 5.00% per annum and matures on December 31, 2026, unless accelerated upon an event of default. Interest accrues from the date of disbursement; pursuant to the note terms, unpaid accrued interest may be added to principal and compounded monthly. The note may be prepaid at any time without penalty. The Company may also reduce the outstanding balance by applying the employee's net bonus compensation earned through December 31, 2026, as defined in the note. As of December 31, 2025, the outstanding balance on the employee note receivable was $250,787, which includes $787 of accrued interest, and is included within prepaid and other current assets on the balance sheet.

During 2024, the Company entered into a loan agreement with its Parent, in the amount of $3,500,000. The loan was issued on June 21, 2024, with an interest rate of 5.12% per annum and a maturity date of June 21, 2029. The loan is subordinated to the non-revolving and revolving credit facilities of Parent at KeyBank N.A. As of December 31, 2025, the outstanding balance of the loan including accrued interest, was $3,780,621.

5. INVESTMENTS

The Company's investments are recorded at fair value in accordance with ASC Topic 820, which establishes a hierarchy for inputs used in measuring fair value, and which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing investments, developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing the investments developed based on the best information available in the circumstances.

NOTES TO THE FINANCIAL STATEMENTS

5.   INVESTMENTS (Continued)

The hierarchy is broken down into three levels as follows:

- Level I- Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access.

- Level II- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level III- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2025, the Company's investments in the amount of $28,500 represent common stock issued by one company categorized as Level III in the hierarchy.

The changes in investments classified as Level III are as follows for the year ended December 31, 2025:

Beginning Balance	$ 46,498
Realized and unrealized losses, net	(15,871)
Sales	(2,127)
Total investments	$ 28,500
Changes in unrealized gains (losses) included in operations related to investments still held at December 31	$ 4,275

6.   EQUITY-BASED COMPENSATION

Equity awards were granted to select employees of the Company under the 2022 Equity Incentive Plan. Awards under this plan were accounted for at fair value using the Black-Scholes valuation model and consisted of profit units and capital units of the Parent. Profit unit awards represent profit interest ownership tied solely to the accretion, if any, in the value of the Parent following the award commencement date of such membership interests. Capital unit awards are based on the value of the Parent at the award commencement date. Certain assumptions and estimates are used in applying the valuation model, including the estimated value of the Parent company's equity, expected volatility, and estimated forfeiture rates.

The value of the Parent company's equity under the 2022 Equity Incentive Plan is at the discretion of the Board of Directors. Expected volatility is based on an average volatility for a group of similar companies. A blended forfeiture rate of approximately 13% was assumed for all unvested awards.

NOTES TO THE FINANCIAL STATEMENTS

6. EQUITY-BASED COMPENSATION (Continued)

The Company recognizes compensation expense for equity awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the statement of earnings over the requisite service period with an increase in members' equity. The vesting for profit unit and capital unit awards generally occurs ratably over the vesting period which is determined by the plan administrator at the time the awards are granted and is typically from three to five years.

Equity awards under this plan are subject to the provisions of the Parent's LLC agreement. This agreement stipulates that all redemptions or withdrawals of capital by any member shall be at the discretion of the Parent as defined in the LLC agreement.

For awards granted in 2025 under the 2022 Equity Incentive Plan, the assumptions used for the Black-Scholes valuation model were: expected volatility 35%; risk-free interest rate of 4.17%; dividend rate 0% and expected term 5 years.

Total unit-based compensation expense for 2025 was $2,592,522.

At December 31, 2025, unrecognized compensation expense related to non-vested equity awards totaled $4,058,240 and is expected to be recognized over a weighted-average period of 3 years.

A summary of non-vested profit and capital units for the year ended December 31, 2025, is as follows:

Non-vested, December 31, 2024	1,317,696
Granted	1,545,367
Vested	(1,357,028)
Forfeited	(649,375)
Non-vested, December 31, 2025	856,660

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the Alternative Method of computing net capital and therefore has a minimum net capital requirement equal to the greater of $250,000 or 2 percent of aggregate debit items, computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, § 240.15c3-3a). At December 31, 2025, the Company's net capital was $7,458,720, which was $7,208,720 in excess of its required net capital of $250,000.

NOTES TO THE FINANCIAL STATEMENTS

8. CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3. Instead, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 which adopted amendments to 17 C.F.R. §240.17a-5. This reliance is based on the Company's business activities being exclusively limited to those permitted for capital acquisition brokers (CAB) as defined under FINRA's CAB rules. The Company is approved for membership in FINRA as a CAB and operates in accordance with the applicable regulatory requirements.

9. LEASES

Operating lease commitments

The Company leases office space in multiple locations within the United States under noncancelable operating lease agreements with remaining terms extending through January 2029. Certain leases require refundable security deposits, totaling $231,998, which are recorded within prepaid and other current assets on the balance sheet. In one location, the Company shares leased office space with a co-tenant, and the related lease obligations are shared equally.

At December 31, 2025, the undiscounted aggregate minimum future payments (excluding common area maintenance) under the non-cancellable operating leases for facilities are as follows:

Year ending December 31,	Base Rent
2026	$ 823,798
2027	429,330
2028	405,750
2029	33,813
Total	1,692,691
Less: Imputed interest	(111,340)
Operating lease liability	$ 1,581,351

The table above does not include future minimum payments for the facilities named in Note 4.

As of December 31, 2025, the weighted average discount rate is 5.6% and the weighted average remaining lease term is 2.5 years. Cash payments in 2025 for the above leases amounted to $1,062,354.

Lease expense for the above commitments, the leases described in Note 5, and short-term facility leases totaled $1,770,764 for the year ended December 31, 2025.

NOTES TO THE FINANCIAL STATEMENTS

10. CONTINGENCIES

From time to time, the Company may be involved in legal proceedings and claims arising in the ordinary course of business. Management is not aware of any commitments, contingencies, or guarantees that would result in a material loss or future obligation, and believes that the ultimate resolution of any such matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2026, the date which the financial statements were issued. No additional events requiring disclosure have occurred.